UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                       November
5, 2019
  Douglas L. Braunstein
  Managing Member
  HEC Master Fund LP
  570 Lexington Avenue, 35th Floor
  New York, New York 10022

           Re:     USA Technologies, Inc.
                   PREC14A preliminary proxy statement filing made on Schedule
14A
                   DFAN14A Rule 14a-12 soliciting materials filed under cover of Schedule 14A
                   Filed on November 4, 2019 by Hudson Executive Capital LP, et al.
                   File No. 001-33365

  Dear Mr. Braunstein,

           We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  1. The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as
     "preliminary" similarly should appear on the first page of the proxy statement, as defined in
     Rule 14a-1(g), as distinguished from the correspondence addressed to shareholders. Please revise, in Amendment No. 1 to the proxy statement, in light of the permissibility under Rule
     14a-3(a) for the participants to lawfully solicit while using a preliminary proxy statement.

  2. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the correspondence, which document has been voluntarily included under cover of Schedule
     14A and is outside the scope of the cited definition of proxy statement.

  3. We recognize that the instant solicitation statement is not asking security holders to vote on any of the proposals delineated in the consent solicitation, but noticed that the type of proposals that might be presented would implicate Rule 14a-4(a)(3) if introduced now.
     Please advise us, with a view toward revised disclosure, whether or not Proposals 2 and 3 should be divided into multiple separate proposals because each individual amendment could be considered a "separate matter" within the meaning of that codified provision.
 Douglas L. Braunstein
HEC Master Fund L.P.
November 5, 2019
Page 2

Hudson Participants, page 21

4. Hudson Executive, Management GP and Mr. Braunstein have been described as persons who
   "may be deemed to share power to vote..." Under Rule 13d-3(a), however, it appears that such persons indisputably are beneficial owners. Please remove the implication that a legal question or doubt exists as to whether such persons are in fact beneficial owners by deleting the "may be deemed" qualification. Please also note that use of the term "deemed" in this context is not synonymous with the term "considered," and, as such, has a distinguishable meaning that serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule
13d-3(d).

Expenses, page 30

5. Please refer to the following representation: "The actual costs and expenses could be materially different than the estimated amounts." Please confirm, if true, that the participants will amend their proxy statement if they learn that the actual costs and estimates have materially differed from the estimates expected to be disclosed. See Rule 14a-9(a) of
   Regulation 14A.

Exhibit A--2 | Form of Blue Consent

6. Please advise us, with a view toward revised disclosure, how the participants have complied with Rule 14a-4(e).

Rule 14a-12 Soliciting Materials filed under cover of Schedule 14A

7. Please refer to the following assertion: "...Immediate Change Required to Correct Value-
   Destructive Actions..." Notwithstanding the allegation that the Board has squandered
   "Company resources on employment contracts, legal costs and accounting remediation that could have been avoided through proper oversight,"as well as the associated contention that the Board bears responsibility for the "[i]mplementation of a highly-dilutive, imprudent and unnecessary financing agreement in October," neither of these two purported instances of
   Board malfeasance constitutes a "factual foundation" as described in Note b. to Rule 14a-9.
   Please provide us, with a view toward revised disclosure in the proxy statement or otherwise, of the factual foundation upon which the participants relied to not only assert that the Board has caused value destruction, but also squandered resources and entered into a financing agreement that was "highly-dilutive, imprudent, unnecessary." To the extent corrective disclosures are made, please address why the participants have not pursued breach of fiduciary duty claims in light of their opinions regarding the Board's actions and/or inaction.

         We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Douglas L. Braunstein
HEC Master Fund L.P.
November 5, 2019
Page 3

        You may contact me at (202) 551-3266 with any questions.


                                                         Sincerely,

                                                         /s/ Nicholas P. Panos

                                                         Nicholas P. Panos
                                                         Senior Special Counsel
                                                         Office of Mergers &
Acquisitions

 cc:   Richard M. Brand, Esq.